Exhibit 99.1

Enerplus to Present at the FirstEnergy/Societe Generale Global Energy Conference - London

CALGARY, Sept. 10, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Rob Waters, Sr. Vice President & CFO, will provide an update on Enerplus' activities via a presentation at the FirstEnergy/Societe Generale Global Energy Conference in London on Tuesday, September 17, 2013 at 9:50 AM BST (2:50 AM MST). Investors are invited to listen to a live webcast of the discussion at:

http://jetslides.tv/lobby/915

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be available on our website at www.enerplus.com.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties.  Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CO: Enerplus Corporation

CNW 06:00e 10-SEP-13